UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

QLOGIC CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	0-23298	33-0537669
(State of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

26650 Aliso Viejo Parkway, Aliso Viejo, California	92656
(Address of principal executive offices)	(Zip Code)

Jean Hu - (949) 389-6000

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to
December 31, 2015.

Section 1 –	Conflict Minerals Disclosure

Item 1.01	CONFLICT MINERALS DISCLOSURE AND REPORT

QLogic Corporation (the “Company” or “QLogic”) has prepared a Conflict Minerals Report for the calendar year ended December 31, 2015. The Conflict Minerals Report is publicly available on the Investor Relations page of the Company’s website (http://www.QLogic.com).

Item 1.02	EXHIBIT

QLogic is filing, as an exhibit to this Form SD, the Conflict Minerals Report required by Item 1.01.

Section 2 –	EXHIBITS
Item 2.01	EXHIBITS

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

QLOGIC CORPORATION

May 27, 2016	/s/ Jean Hu
Jean Hu
Acting Chief Executive Officer,
Senior Vice President and
Chief Financial Officer